                          SECURITIES AND EXCHANGE COMMISSION
                                Washington D.C. 20549
                                      FORM 11-K



(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

         For the fiscal year ended December 31, 1996

                                  OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

     For the transition period from ________ to _________

Commission file number 2-81315

Flow International Corporation Voluntary Pension and Salary Deferral Plan

Flow International Corporation
23500 64th Ave. S.
Kent, WA  98032
(206) 850-3500

FLOW INTERNATIONAL

CORPORATION VOLUNTARY

PENSION AND SALARY DEFERRAL

PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
DECEMBER 31, 1996

                            FLOW INTERNATIONAL CORPORATION
                      VOLUNTARY PENSION AND SALARY DEFERRAL PLAN

                                 FINANCIAL STATEMENTS
                              AND SUPPLEMENTAL SCHEDULES

                                  DECEMBER 31, 1996
                                        INDEX


                                                                           PAGE

Report of Independent Accountants                                            1

Statement of Net Assets Available for Plan Benefits                          2

Statement of Changes in Net Assets Available for Plan Benefits               3

Notes to Financial Statements                                              4-8

SUPPLEMENTAL SCHEDULES (1)

    Schedule of Assets Held for Investment Purposes                       9-10

    Schedule of Reportable Transactions                                     11


(1) Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because such schedules are not applicable.

                          REPORT OF INDEPENDENT ACCOUNTANTS


June 27, 1997

To the Participants and Administrative Committee of the Flow International Corporation Voluntary Pension and
Salary Deferral Plan


In our opinion, the accompanying statement of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Flow International Corporation Voluntary Pension and Salary Deferral Plan at December 31, 1996 and 1995, and the changes in its net assets available for plan benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information listed in the accompanying supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

FLOW INTERNATIONAL CORPORATION
VOLUNTARY PENSION AND SALARY DEFERRAL PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
--------------------------------------------------------------------------------




                                                                     DECEMBER 31,
                                                         1996                          1995

ASSETS

Investments, at market
  Large Company Fund                             $     4,114,970               $     3,813,819
  Small Company Fund                                   4,155,005                     3,439,411
  International Fund                                   3,292,159                     2,703,048
  Money Market Fund                                    1,397,208                     1,699,764
  Bond Fund                                            1,285,085                     1,240,808
  Vanguard 500 Fund                                    1,147,954
  Vanguard Small Cap Fund                                581,036
  Portico Bond Fund                                      142,032
  FLOW Fund                                              741,883                       799,131
  Participant loans                                       43,377                       122,024

Contributions receivable                                 160,936                       162,956

Loan payments receivable                                   3,377                         5,340

Interest and dividends receivable                         11,073                        35,690
                                                 ---------------               ---------------


                                                      17,076,095                    14,021,991

Liabilities

Due to broker for securities purchased, net                                             20,028

Accrued liabilities                                        6,824                        13,918
                                                 ---------------               ---------------

Net assets available for plan benefits           $    17,069,271               $    13,988,045
                                                 ---------------               ---------------
                                                 ---------------               ---------------








                    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF
                             THESE FINANCIAL STATEMENTS.

FLOW INTERNATIONAL CORPORATION
VOLUNTARY PENSION AND SALARY DEFERRAL PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
--------------------------------------------------------------------------------



                                                            YEAR ENDED
                                                         DECEMBER 31, 1996

Additions to net assets attributed to
  Investment income
    Net appreciation in fair value of investments          $   2,122,757
    Interest                                                     199,164
    Dividends                                                    161,603
                                                           -------------

                                                               2,483,524

 Employer contributions                                          705,678
 Employee contributions                                        1,421,273
                                                           -------------

    Total additions                                            4,610,475
                                                           -------------

Deductions from net assets attributed to
  Benefits paid to participants                                1,338,224
  Administrative expenses                                        191,025
                                                           -------------

    Total deductions                                           1,529,249
                                                           -------------

    Net increase                                               3,081,226

Net assets available for plan benefits
  Beginning of year                                           13,988,045
                                                           -------------

  End of year                                              $  17,069,271
                                                           -------------
                                                           -------------






                    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF
                             THESE FINANCIAL STATEMENTS.

FLOW INTERNATIONAL CORPORATION
VOLUNTARY PENSION AND SALARY DEFERRAL PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1996
--------------------------------------------------------------------------------


1.  DESCRIPTION OF THE PLAN

    The Flow International Corporation Voluntary Pension and Salary Deferral Plan (the Plan) is a defined contribution plan for the benefit of nonbargaining employees of Flow International Corporation (the Company), effective October 1, 1986.

    The Plan is administered by the Advisory Committee appointed by the Board of Directors of the Company. Qualified employees may elect to contribute any amount between 1% and 15% of their salary. The Company shall contribute an amount equal to 50% of the first 6% of employee compensation contributed for employees with less than five years of service with the Company or 75% of the first 6% of employee compensation contributed for employees with five years or more of service. Contributions to the Plan are paid to a trust administered by the plan trustees under the terms of a trust agreement. The funds must be used for the exclusive benefit of plan participants and their beneficiaries.

    Employees are eligible for participation in the Plan upon the first quarterly open enrollment period after commencement of employment and are eligible for the employer match one year following that date. Employer contributions and earnings thereon vest with individual participants based upon years of service with the Company; participants achieve 100% vesting after five years of service or at a normal retirement age. Unvested employer contributions relating to terminated participants are forfeited and used to reduce the Company's future contributions to the Plan. Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vested benefits are payable upon the retirement, death, disability or request at termination of a participant's employment with the Company.

2.  SIGNIFICANT ACCOUNTING POLICIES

    VALUATION OF INVESTMENTS
    The accompanying financial statements have been prepared using the accrual basis of accounting.

    Deposit administration contracts (Note 4) are stated at contract value which approximates market value. Contract values represent contributions made under the contracts, plus interest on the contracts, less funds used to purchase annuities and pay related administrative expenses. Other investments are stated at the quoted market value.

    RECOGNITION OF INCOME AND EXPENSES
    Administrative expenses, including trustee and investment manager fees, are charged to the Plan and are reflected in these financial statements. These expenses totaled $191,025 for the year ended December 31, 1996.

    Investment transactions are recorded on the date of the purchase or sale. Gains or losses are determined based on the fair market value of investments on the date of a transaction.

    ROLLOVERS
    The Plan allows transfers in from other qualified retirement plans. Rollovers or plan-to-plan transfers are included in contributions.

    PARTICIPANT LOANS
    Effective September 30, 1992, the Company acquired all the stock in Spider Staging Corporation (Spider) which maintained the Spider Staging Corporation 401(k) Savings Plan (the Spider Plan) for its employees. An amendment allowed the Company and Spider to merge the Spider Plan into the Plan effective January 1, 1993. The Spider Plan provided loans to participants, which were considered a participant directed investment of their account. The loans represent a trust investment, but only the borrowing participants' accounts shall share in the interest paid on the loans or bear any expense or risk of loss because of the loans. Participant loans are secured by the vested portion of each borrower's account. The rate charged on the loan is the prime rate as of the date of the loan's approval. The Plan does not provide for any new loans to participants. Repayments totaled $50,386 for the year ended December 31, 1996.

3.  INVESTMENTS

    All plan investments are held in trust by Bank of New York (the Trustee). Plan participants may direct their salary deferral and employer matching contributions to one or a combination of nine investment selections, known as the Large Company Fund, the Small Company Fund, the International Fund, the Money Market Fund, the Bond Fund, the Vanguard 500 Fund, the Vanguard Small Cap Fund, the Portico Bond Fund and the FLOW Fund.

    The Large Company Fund consists of two investment groups, Kunath, Karren, Rinne & Atkin and Sirach Capital Management. Each of these investment groups invest in large companies that exhibit the potential for a high rate of earnings growth. The Small Company Fund consists of three investment groups, Crestone Capital Management, ICM Asset Management, and McKinley Capital Management. Each of these investment groups invest in stock of small to medium size companies that exhibit the potential for a high rate of earnings growth. The International Fund consists of the Euro-Pacific Growth Mutual Fund and the American Small Cap World Mutual Fund. Each of these funds invest in securities of companies located outside the United States. These funds are managed by American Funds. The Money Market Fund consists of investments in high-quality corporate and U.S. Government securities that have maturities of less than one year which are held in the Bank of New York Collective Short Term Investment Fund. The Bond Fund invests in U.S. Government and Agency securities, corporate bonds issued by high-quality companies and deposit administration contracts with insurance companies. The Vanguard 500 Fund invests in securities included in the S&P 500 Index. The Vanguard Small Cap Fund consists of stock of small to medium size companies included in the Russell 2000 Index. The Portico Bond Fund consists primarily of fixed income securities with an average portfolio maturity of greater than five years. The FLOW Fund consists of FLOW International Corporation common stock which is publicly traded in the NASDAQ National Market. The investment in FLOW stock is managed directly by the Trustee. Participants may transfer balances between funds as well as change the investment allocation up to four times per year, but not more frequently than every 90 days.

    Changes in net assets available for plan benefits by investment account from December 31, 1995 to December 31, 1996 are shown on the following pages.

Changes in net assets available for plan benefits by investment account for the year ended December 31, 1996:



                                      LARGE        SMALL                          MONEY                  VANGUARD
                                     COMPANY      COMPANY       INTERNATIONAL    MARKET    BOND            500
                                      FUND         FUND              FUND         FUND      FUND           FUND       SUBTOTAL

Additions to net assets attributed to
  Investment income
    Net appreciation
      (depreciation) in fair
      value of investments           $   788,498  $   798,958   $  452,975               $   (6,971)  $   115,780 $  2,149,240
    Interest                               6,045       16,016       11,205   $   77,364      47,427           728      158,785
    Dividends                             46,663       18,516       36,444                   26,929        19,689      148,241
                                     -----------  -----------   -----------  ----------- -----------  ----------- ------------

                                         841,206      833,490      500,624       77,364      67,385       136,197    2,456,266

   Employer contributions                171,580      174,457      139,281       41,486      46,398        42,118      615,320
   Employee contributions                329,850      349,701      278,144       85,653      88,105        94,471    1,225,924
                                     -----------  -----------   -----------  ----------- -----------  ----------- ------------

     Total additions                   1,342,636    1,357,648      918,049      204,503     201,888       272,786    4,297,510
                                     -----------  -----------   -----------  ----------- -----------  ----------- ------------

Participant transfers, net              (685,956)    (179,291)    (182,763)    (181,280)   (110,170)      892,552     (446,908)
                                     -----------  -----------   -----------  ----------- -----------  ----------- ------------

Loan transactions, net                    13,660       10,039       11,222        7,113       4,264           686       46,984
                                     -----------  -----------   -----------  ----------- -----------  ----------- ------------

Deductions from net assets
  attributed to
  Benefits paid to participants          332,124      374,595      144,876      331,008      49,859         1,464    1,233,926
  Administrative expenses                 48,687       95,440       13,212        7,947       6,765         5,474      177,525
                                     -----------  -----------   -----------  ----------- -----------  ----------- ------------

     Total deductions                    380,811      470,035      158,088      338,955      56,624         6,938    1,411,451
                                     -----------  -----------   -----------  ----------- -----------  ----------- ------------

Net increase (decrease)                  289,529      718,361      588,420     (308,619)     39,358     1,159,086    2,486,135

Net assets available for
  plan benefits
  Beginning of year                    3,861,042    3,478,732    2,735,590    1,722,548    1,255,335                13,053,247
                                     -----------  -----------   -----------  ----------- -----------  ----------- ------------

  End of year                        $ 4,150,571  $ 4,197,093  $ 3,324,010   $ 1,413,929 $ 1,294,693  $ 1,159,086 $ 15,539,382
                                     -----------  -----------  -----------   ----------- -----------  ----------- ------------
                                     -----------  -----------  -----------   ----------- -----------  ----------- ------------


Changes in net assets available for plan benefits by investment account for the year ended December 31, 1996 (continued):


                                                        VANGUARD  PORTICO
                                     CARRY-FORWARD   SMALL CAP     BOND             FLOW        PARTICIPANT
                                         SUBTOTAL        FUND      FUND             FUND         LOANS           TOTAL

Additions to net assets attributed to
  Investment income
    Net appreciation (depreciation)
      in fair value of investments     $ 2,149,240    $  21,873  $  (2,076)    $  (46,280)                    $  2,122,757
    Interest                               158,785       34,998        200            689     $  4,492             199,164
    Dividends                              148,241        7,189      6,173                                         161,603
                                       ------------   ---------  ---------     ----------     --------        -------------

                                         2,456,266       64,060      4,297        (45,591)       4,492           2,483,524

Employer contributions                     615,320       28,769      7,020         54,569                          705,678
Employee contributions                   1,225,924       66,266     15,215        113,868                        1,421,273
                                       ------------   ---------  ---------     ----------     --------        -------------

      Total additions                    4,297,510      159,095     26,532        122,846        4,492           4,610,475
                                       ------------   ---------  ---------     ----------     --------        -------------

Participant transfers, net                (446,908)     439,578    118,501       (111,171)       -                 -
                                       ------------   ---------  ---------     ----------     --------        -------------

Loan transactions, net                      46,984         107       -              3,295      (50,386)            -
                                       ------------   ---------  ---------     ----------     --------        -------------

Deductions from net assets
  attributed to
  Benefits paid to participants          1,233,926         994                     70,551       32,753           1,338,224
  Administrative expenses                  177,525       8,150       1,064          4,286                          191,025
                                       ------------   ---------  ---------     ----------     --------        -------------

      Total deductions                   1,411,451       9,144       1,064         74,837       32,753           1,529,249
                                       ------------   ---------  ---------     ----------     --------        -------------

Net increase (decrease)                  2,486,135     589,636     143,969        (59,867)     (78,647)          3,081,226

Net assets available for plan
  benefits
  Beginning of year                     13,053,247                                812,774      122,024          13,988,045
                                       ------------   ---------  ---------     ----------     --------        -------------

  End of year                         $ 15,539,382   $ 589,636   $ 143,969     $  752,907     $ 43,377       $  17,069,271
                                      ------------   ---------   ---------     ----------     --------       -------------
                                      ------------   ---------   ---------     ----------     --------       -------------


4.  DEPOSIT ADMINISTRATION CONTRACTS WITH INSURANCE COMPANIES

    The Plan has deposit administration contracts with Ameritas Financial Services and Aetna Life Insurance and Annuity Company (the Insurance Companies), which are included in the Bond Fund. As of December 31, 1996 and 1995, the value of the contracts with the Insurance Companies was as follows:

                                                         DECEMBER 31,
                                                      1996           1995

    Aetna Life Insurance and Annuity Company     $    594,769   $    562,776
    Ameritas Financial Services                       170,532        159,608
                                                 ------------   ------------

                                                 $    765,301   $    722,384
                                                 ------------   ------------
                                                 ------------   ------------

5.  FEDERAL INCOME TAXES

    The Plan received an updated favorable determination letter from the Internal Revenue Service dated February 10, 1995 as to the qualified status of the Plan. The Company is of the opinion that the Plan continues to fulfill the requirements of a qualified plan under Section 401(a) of the Internal Revenue Code and that the trust which forms a part of the Plan is not subject to tax. Accordingly, no provision for federal or state income taxes has been provided.

                                SUPPLEMENTAL SCHEDULES

FLOW INTERNATIONAL CORPORATION
VOLUNTARY PENSION AND SALARY DEFERRAL PLAN

ADDITIONAL INFORMATION - SCHEDULE I
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1996
--------------------------------------------------------------------------------


DESCRIPTION                                                            COST          FAIR VALUE

Large Company Fund
  Kunath, Karren, Rinne & Atkin                                 $    1,845,465      $    2,174,150
  Sirach Capital Management                                          1,532,332           1,940,612
  Cash equivalents                                                         208                 208
                                                                --------------      --------------

                                                                $    3,378,005      $    4,114,970
                                                                --------------      --------------
                                                                --------------      --------------

Small Company Fund
  Crestone Capital Management                                   $    1,183,377      $    1,414,771
  ICM Asset Management                                               1,068,493           1,274,509
  McKinley Capital Management                                        1,005,209           1,143,611
  Cash equivalents                                                     322,114             322,114
                                                                --------------      --------------

                                                                $    3,579,193      $    4,155,005
                                                                --------------      --------------
                                                                --------------      --------------

International Fund
  Euro-Pacific Growth Mutual Fund                               $    2,134,339      $    2,459,688
  American Small Cap World Mutual Fund                                 747,817             832,400
  Cash equivalents                                                          71                  71
                                                                --------------      --------------
                                                                $    2,882,227      $    3,292,159
                                                                --------------      --------------
                                                                --------------      --------------

Money Market Fund
  Bank of New York Collective Short Term Investment Fund        $    1,397,208      $    1,397,208
                                                                --------------      --------------
                                                                --------------      --------------

Bond Fund
  Aetna Life Insurance Group Annuity                            $      594,769      $      594,769
  Ameritas Life Insurance Group Annuity                                170,532             170,532
  Strong Government Securities Fund                                    523,019             519,659
  Cash equivalents                                                         125                 125
                                                                --------------      --------------

                                                                $    1,288,445      $    1,285,085
                                                                --------------      --------------
                                                                --------------      --------------

Vanguard 500 Fund
  Vanguard Index Trust 500 Portfolio                            $    1,036,113      $    1,147,860
  Cash equivalents                                                          94                  94
                                                                --------------      --------------

                                                                $    1,036,207      $    1,147,954
                                                                --------------      --------------
                                                                --------------      --------------

Vanguard Small Cap Fund
  Vanguard Index Trust Small Capitalization Portfolio           $      561,889      $      581,036
                                                                --------------      --------------
                                                                --------------      --------------


FLOW INTERNATIONAL CORPORATION
VOLUNTARY PENSION AND SALARY DEFERRAL PLAN

ADDITIONAL INFORMATION - SCHEDULE I (CONTINUED)
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1996
--------------------------------------------------------------------------------


DESCRIPTION                                            COST       FAIR VALUE

Portico Bond Fund
  Portico Funds                                  $    144,076   $    142,032
                                                 ------------   ------------
                                                 ------------   ------------

FLOW Fund
  FLOW International Common Stock                $    635,767   $    731,159
  Cash equivalents                                     10,724         10,724
                                                 ------------   ------------

                                                 $    646,491   $    741,883
                                                 ------------   ------------
                                                 ------------   ------------

Participant loans
  Due through 10/15/2016
  Interest rates 6%-9%                           $    43,377    $     43,377
                                                 -----------    ------------
                                                 -----------    ------------

FLOW INTERNATIONAL CORPORATION
VOLUNTARY PENSION AND SALARY DEFERRAL PLAN

ADDITIONAL INFORMATION - SCHEDULE II
SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1996
--------------------------------------------------------------------------------



                                                                                                    COST OF
                                                                                                     ASSETS
                                                                                 SALES/              SOLD/            GAIN/
                                                             PURCHASES          MATURITIES          MATURED          (LOSS)

Single transaction in excess of 5% of the current value of plan assets at the beginning of the plan year

  Money Market Fund                                        $    2,463,270      $    2,463,270      $    2,463,270

  Vanguard 500 Fund                                               763,506

Series of transactions with respect to
  securities when aggregated, involving
  in excess of 5% of the current value
  of plan assets at the beginning of the
  plan year

  Large Company Fund                                              498,876             737,152              426,223 $   310,929

  International Fund                                              408,383             289,766              210,801      78,965

  Money Market Fund                                            13,822,731          14,750,925           14,750,925

  Bond Fund                                                       708,736             182,106              185,724      (3,618)

  Vanguard 500 Fund                                             1,042,409              10,214                6,304       3,910


Signatures


The Flow International Corporation Voluntary Pension and Salary Deferral Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                       The Flow International Corporation
                       Voluntary Pension and Salary Deferral Plan

Date:  June 27, 1997

                      By /s/ Steve Reichenbach
                        --------------------------------
                        Steve Reichenbach
                        Plan Advisor Committee Member

                          Consent of Independent Accountants


We hereby consent to the incorporation by reference in the Prospectus constituting part of the Registration Statement on Form S-3 (No. 33-57100) and in the Registration Statements on Form S-8 (No. 33-40397 and No. 33-44776) of Flow International Corporation of our report dated June 27, 1997 appearing on page 3 of this Form 11-K.



By /s/ Price Waterhouse LLP
  -------------------------
Price Waterhouse LLP
Seattle, Washington
June 27, 1997